Filed by Restoration Robotics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Restoration Robotics, Inc.

Commission File No.: 001-38238

Investor Presentation July 2019

Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements This slide presentation contains “forward-looking” statements. These statements, as they relate to Restoration Robotics or Venus Concept, the management of either such company or the proposed transactions involving Restoration Robotics and Venus Concept, including the proposed merger, the expected revenue, operating results and other financial information, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from results contemplated by these forward-looking statements. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions which are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Neither Restoration Robotics nor Venus Concept gives any assurance that either Restoration Robotics or Venus Concept will achieve its expectations. These forward-looking statements are subject to risks, uncertainties, and other factors, including those described in the “Risk Factors” section of Restoration Robotics’ Annual Report on Form 10-K for the year ended December 31, 2018 filed on March 20, 2019, as amended on April 29, 2019 and July 9, 2019, the Restoration Robotics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on May 15, 2019 and as amended on July 9, 2019 and the Risk Factors contained in the Registration Statement on Form S-4 and the prospectus and definitive proxy statement contained therein for the proposed merger between Restoration Robotics and Venus Concept, but which remains subject to update and comments from the SEC, as well as any reports that Restoration Robotics may file with the SEC in the future. All forward-looking statements included in this document are based upon information available to Restoration Robotics and Venus Concept as of the date hereof, and neither Restoration Robotics nor Venus Concept assumes any obligation to update or revise such forward-looking statements to reflect events or circumstances that subsequently occur or of which Restoration Robotics or Venus Concept hereafter becomes aware, except to the extent required by law. 2

Merger of Venus Concept and Restoration Robotics: Opportunity to Create a Leading Global Medical Aesthetics Company Definitive merger agreement to combine the companies in an all-stock transaction announced on March 15, 2019 • Fully-diluted ownership of ‘new-co’ = 85% Venus Concept, 15% Restoration Robotics • Transaction is expected to close in the third quarter of 2019. Subject to customary closing conditions, including the approval by stockholders of Restoration Robotics and Venus Concept and receipt of all necessary regulatory approvals. 3

Investment Highlights Leading player in global minimally invasive/non-invasive medical aesthetics markets • Leading player in the minimally invasive surgical hair restoration market • Diversified product portfolio with 10 major platforms addressing major procedure categories in our target markets including: • Hair restoration, hair removal, skin rejuvenation, wrinkle reduction, cellulite reduction, body contouring, fat reduction (abdomen & flanks) • Global reach with commercial presence in 60+ countries including direct selling presence in 29 global markets • Strong R&D capabilities with expertise in non-invasive, energy-based technologies and robotics, 3D pre-operative planning and software • Attractive financial profile • 2018 pro-forma revenue: $124.6 million • ~57% of pro-forma revenue from subscription model • 2018 pro-forma gross profit margin: ~70% • 2019 pro-forma revenue expectation: $130 - $135 million • Multi-year profitability improvement opportunity fueled, in part, by significant deal synergies 4

Compelling Global Market Opportunity

- The market for aesthetic procedures is large, growing, global in scale, and comprised of both surgical and non-surgical procedures
  - **Global Cosmetic Procedures (surgical and non-surgical)** = 23 million in 2017[1] (US = ~19%)
    - *Non-Surgical Cosmetic Procedures = 12.6 million in 2017[1] (US = ~22%)*
- **Venus Concept technologies address ~96% of annual global non-surgical, non-injectable, cosmetic procedures[2]**
  - **U.S. Non-Surgical Cosmetic Procedure Market[3]** = ~$2 billion in 2017 (~$800 million excluding injectable procedures)
  - **Global Hair Restoration Market** = $4.1 billion in 2016
    - *Global surgical hair restoration patients = 597k in 2016[4], compared to ~217k patients in 2006, a 10.7% CAGR over the period*


2018 Sales by Market (Pro-Forma)
Venus - Hair
RR - Hair
Venus - Aesthetics


2018 Sales, by Geography (Pro-Forma)
U.S. - Venus
U.S. - RR
OUS - Venus
OUS - RR

1. Data from the International Society of Aesthetic Plastic Surgery (ISAPS) International Study on Aesthetic/Cosmetic procedures performed in 2017
2. Company Estimates based on data from ISAPS 2017 Survey: Annual global non-surgical cosmetic procedures = 12.6 million; injectable cosmetic procedures = 8.6 million in 2017
3. Data from The American Society of Aesthetic Plastic Surgery, "Cosmetic (Aesthetic) Surgery National Data Bank Statistics" Report 2017
4. International Society of Hair Restoration Surgery (ISHRS): 2017 Practice Census Results Report

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Venus Concept Global Aesthetic Product Portfolio



	Year	Product	Procedure(s)-US:	Procedure(s)-OUS:
	2014	*Venus Legacy*	• Wrinkle reduction • Cellulite reduction • Muscle aches/pain	• Wrinkle reduction • Cellulite reduction • Skin tightening • Body contouring
	2015	*Venus Viva*	Skin rejuvenation	• Wrinkle reduction • Skin rejuvenation
	2016	*Venus Versa*	• Wrinkle reduction • Skin rejuvenation • Hair removal	• Wrinkle reduction • Skin rejuvenation • Hair removal • Cellulite reduction • Body contouring
	2016	*Venus Freeze plus*	• Wrinkle reduction	• Wrinkle reduction • Cellulite reduction • Skin tightening
	2017	*Venus Velocity*	• Hair removal • Permanent hair reduction	• Hair removal • Permanent hair reduction
	2017	*Venus Fiore*	n/a	• Vaginal rejuvenation
	2018	*Venus Glow*	• Skin rejuvenation (Dermabrasion)	n/a
	2019	*Venus Heal*	• Cellulite reduction • Muscle aches/pain	• Muscle spasms • Back pain • Soft tissue injuries
	2019	*Venus Bliss*	• Non-Invasive lipolysis of abdomen & flanks • Muscle aches/pain • Muscle spasms • Cellulite reduction	• Skin tightening • Circumferential reduction • Cellulite reduction • Wrinkle reduction

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Comprehensive Hair Restoration Portfolio Manual FUE Robotic FUE NeoGraft and ARTAS: differentiated solutions serving the $4.1 billion global hair restoration market 7

Diversified Revenue Streams

Systems

- Subscriptions/Leases
- Cash sales

Other Products

- Skincare, hair and other consumables

Services

- NeoGraft technician services
- 2two5 Internal advertising agency
- Extended warranty sales

Combined Company Revenues, by Product:	Year Ended December 31, 2018	Three Months Ended March 31, 2019 (Q1)	2018 (Q1)
Subscription—Systems	$71,540	$15,742	$15,567
Products—Systems[1]	35,338	9,868	6,283
Products—Other	4,412	1,328	1,002
Services[2]	13,280	3,036	3,504
Total Revenue	**$124,570**	**$29,974**	**$26,356**

Source: Restoration Robotics' S-4 registration statement,10-k for twelve months ending December 31, 2018 and 10-Q for the three months ending March 31, 2019.

1. *Includes $11.4 million of HAIR 'systems revenue' for the FY18 period, and $3.6 million and $2.0 million for Q1'19 and Q1'18 periods, respectively.*
2. *Includes $7,971 million of HAIR 'procedure based' revenue the for FY18 period, and $1.4 million and $2.5 million for Q1'19 and Q1'18 periods, respectively. Includes $1.9 million of HAIR 'service related' revenue for FY18,, and $0.5 million for Q1'19 and Q1'18 periods, respectively.*

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Venus Concept’s Unique Business Model High cost of ownership Modest up-front licensing fee No credit or financing requirement, lowers barrier to entry for non-traditional market Risk of technology obsolescence 36-month contract period High-touch customer philosophy focused on long- term relationship/opportunity Cost and effort required for patient acquisition Opportunity to upgrade to new technology mi-contract Reduced obsolescence risk Incremental staffing requirements and high staff turnover Neograft technicians Provides flexibility and limits Doctor Involvement Practice enhancement programs 2 two 5 ad agency 9

Complementary Services Offering: Traditional Ad Agency MedTech Company Digital Ad Agency Digital Services Listing management services SEO SEM Reputation Management Google Adwords Creative assets Websites Analytics Paid Social Email campaigns Review Engagement & Monitoring Retargeting 10

Complementary Services Offering: IoT- Internet of Things Practice Enhancement Allows us to offer the data in a form of dashboards to the clinics, helping them optimize their ROI, improve their service and monitor device usage Revenue Share Program New program based on device usage is intended to reduce the entrance barrier in some product categories (hair removal pilot started in Q2 2019) IoT capability will help identify clinics that require more marketing support (2two5), and/or clinical training and is intended to help them be more successful with the device 11

Combined R&D Team Positioned to Innovate R&D Team of ~55 located in Israel and San Jose, CA Non-Invasive energy sources for aesthetic applications Pulsed Electro Magnetic Fields Radio Frequency Intense Pulsed Light Lasers Robotic Technology 3D Pre- Operative Planning Software Machine Vision Machine Learning Artificial Intelligence 12

Significant Commercial Infrastructure to Address Sizable Global Customer Opportunity Global Commercial Infrastructure Hybrid Model of Direct Reps, Independent Contractors and Distribution Partners • Global Direct Selling Representatives1 : 195+ • 24 Countries/29 International Markets • 1099 NeoGrafters1: 51 • Distributors1: agreements in 36 Countries U.S Customer Opportunity • Aesthetics Market • Traditional • Dermatologists (12,000) • Plastic Surgeons (7,100) • Non-Traditional • Family Practice (113,500) • Medical Spas (4,200) • Hair Restoration Market • Dermatologists (12,000) • Plastic Surgeons (7,100) 1. As of December 31, 2019; Direct selling representatives team are full time employees and include sales management and physician engagement team. 13

Multiple Levers to Drive Revenue Growth • Launch new products & expand clinical indications for existing products • Near-term new product introductions: Venus Bliss and Venus Fiore • Expand FDA (and other regulatory agencies) clearances for new clinical indications • Penetrate the global hair restoration market • Drive adoption and utilization in non-traditional specialty areas • Family & General Practices, Medical Spas • Increase presence/market share in new and existing markets outside of North America • Leverage Venus Concept’s subscription model to new market channels • Expand complementary service offerings • 2two5 Marketing, Revenue Sharing Program, Clinical & Technical Support Services 14

Strong IP Portfolio to Support Long Term Product Development • Intellectual Property: • As of December 31, 2018, Venus Concept’s and Restoration Robotics’1 combined patent portfolios are comprised of: • Issued U.S. patents = 93 • Pending U.S. patent applications = 28 • Issued foreign counterpart patents = 116 • Pending foreign counterpart patent applications = 45 1. Source: Restoration Robotics 10/k filing as of December 31, 2108 15

Management Team & Board of Directors Dom Serafino CEO, Venus Concept Domenic Della Penna CFO, Venus Concept New Board of Directors Juliet Bakker Scott Barry Garheng Kong Louise Lacchin Fritz LaPorte Fred Moll Tony Natale Dom Serafino Keith Sullivan 16

Transaction & Pro-Forma Equity Ownership Summary: • Transaction: • Stock for stock merger; fully-diluted ownership of ‘new-co’ = 85% Venus Concept, 15% Restoration Robotics • Equity Commitment Letter: • $21 million – led by EW Healthcare Partners along with HealthQuest Capital, Madryn, Longitude, Fred Moll (Director) and Aperture Venture Partners • Convertible Debt Financing: • $5 million – led by Fred Moll (Director) and InterWest Partners • Pro-forma Equity Ownership Summary*: • Est. Total Shares Outstanding upon closing = 283,431,313 • Est. Fully Diluted Shares Outstanding upon closing= 335,175,309 •Concurrent with closing of the Merger, the combined company anticipates effecting a 1 for 15 reverse stock split. • Est. Total Shares Outstanding, post-split = 18,895,421 • Est. Fully Diluted Shares Outstanding, post-split = 22,345,021 *Source: S-4 filing; share data as of March 31, 2019. Does not included Restoration Robotics Shares to be Issued upon conversion of $7.8 million Unsecured Senior Subordinated Convertible Promissory Notes issued by Venus Concept on 6/25/19, which total 16,723, 842 (pre-split) and 1,114,923 (post-split). Full equity ownership details on slide 20 17

Financial Summary: Pro-Forma Income Statement

	Year Ended December 31, 2018		Three Months Ended March 31, 2019	
	Pro Forma Combined	Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion	Pro Forma Combined	Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
	(in thousands of U.S. dollars, except per share data)			
Combined Statement of Operations Data:				
Revenue	$124,570	$124,570	29,974	29,974
Cost of revenue	37,247	37,247	9,356	9,356
Gross profit	87,323	87,323	20,618	20,618
Operating expenses				
Selling and marketing	55,519	55,519	14,102	14,102
Research and development	15,421	15,421	3,548	3,548
General and administrative	47,194	47,194	11,832	11,832
Total operating expenses	118,134	118,134	29,482	29,482
Loss from operations	(30,811)	(30,811)	(8,864)	(8,864)
Interest expense	(7,585)	(7,585)	(2,420)	(2,420)
Foreign exchange loss	(3,266)	(3,266)	(697)	(697)
Other expense, net	(549)	(549)	(46)	(46)
Loss before income taxes	(42,211)	(42,211)	(12,027)	(12,027)
Provision for income taxes	2,262	2,262	900	900
Net loss	$(44,473)	$(44,473)	$(12,927)	$(12,927)
Non-controlling interests	750	750	168	168
Net loss attributable to shareholders	$(45,223)	$(45,223)	$(13,095)	$(13,095)
Net loss per share, basic and diluted	$ (0.18)	$ (0.16)	$ (0.05)	$ (0.05)

*Source: S-4 filing

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Financial Summary: Pro-Forma Balance Sheet

Unaudited Pro Forma Condensed Combined Balance Sheet March 31, 2019
(in thousands)

	Venus Concept Ltd.	Restoration Robotics, Inc.	Pro Forma Merger Adjustments	Pro Forma Combined	Pro Forma Financing Adjustments	Pro Forma Combined Including Equity Commitment Letter Financing and the Restoration Robotics Note Conversion
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 8,304	$ 14,957	$ —	$ 23,261	$ 19,500	$ 42,761
Accounts receivable	48,253	6,699	—	54,952	—	54,952
Inventory	19,873	5,207	260	25,340	—	25,340
Other current assets	4,776	1,239	—	6,015	—	6,015
	81,206	**28,102**	**260**	**109,568**	**19,500**	**129,068**
Property and equipment, net	3,434	1,471	—	4,905	—	4,905
Restricted cash	—	83	—	83	—	83
Long-term accounts receivable	38,156	—	—	38,156	—	38,156
Deferred tax assets	49	—	—	49	—	49
Other assets	815	166	—	981	—	981
Intangible assets	5,119	—	12,300	17,419	—	17,419
Goodwill	2,603	—	20,297	22,900	—	22,900
TOTAL ASSETS	**$131,382**	**$29,822**	**$32,856**	**$194,060**	**$19,500**	**$213,560**
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES:						
Line of credit	$ 6,678	$ —	$ —	$ 6,678	$ —	$ 6,678
Accounts payable	7,521	4,193	—	11,714	—	11,714
Accrued expenses and other current liabilities	13,334	4,435	7,300 (123)	24,946	—	24,946
Deferred revenue	3,864	1,384	146	5,394	—	5,394
Current portion of long-term debt	—	1,974	—	1,974	—	1,974
	31,397	**11,986**	**7,323**	**50,706**	**0**	**50,706**
Deferred revenue	1,630	—	—	1,630	—	1,630
Deferred tax liabilities, net	2,155	—	—	2,155	—	2,155
Other long-term liabilities	3,722	655	(283)	4,094	—	4,094
Convertible promissory notes	—	5,000	—	5,000	(5,000)	
Long-term debt	60,746	17,655	—	78,401	—	78,401
TOTAL LIABILITIES	**99,650**	**35,296**	**7,040**	**141,986**	**-5,000**	**136,986**
TOTAL SHAREHOLDERS' EQUITY	**31,732**	**(5,474)**	**25,816**	**52,074**	**24,500**	**76,574**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 131,382**	**$ 29,822**	**$ 32,856**	**$ 194,060**	**$ 19,500**	**$ 213,560**

*Source: S/4 filing

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Transaction & Pro-Forma Equity Ownership Details: *Source: S/4 filing; share data as of March 31, 2019. Does not included Restoration Robotics Shares to be Issued upon closing related to the Unsecured Senior Subordinated Convertible Promissory Notes from 6/25/19, which total 16,723, 842 (pre-split) and 1,114,923 (post-split) Restoration Robotics - Issued to Management as Retention Bonus 1,000,000 Restoration Robotics - Restricted Stock Vested upon Closing 270,000 Restoration Robotics - Common Shares Outstanding (3/31/19) 40,753,012 Sub-Total: Restoration Robotics Estimated Shares 42,023,012 Venus Concept Ordinary Shares Outstanding as of December 31, 2018 8,282,309 Venus Concept Preferred Shares Outstanding as of December 31, 2018 15,981,112 Sub-Total: Venus Concept Total Shares Outstanding as of December 31, 2018 24,263,421 Conversion Exchange Ratio 8.6506 Estimated Shares of Restoration Robotics Common Stock Issued to Venus Concept Shareholders upon Closing 209,893,150 Plus: Shares Issued for Equity Commitment Letter upon Closing 25,454,546 Plus: Shares Issued for Convertible Note to Frederick Moll, M.D. & InterWest Partners IX, LP upon Closing 6,060,606 Estimated Total Shares Outstanding upon Closing 283,431,313 Estimated Options Outstanding upon Closing 49,045,009 Estimated Warrants Outstanding upon Closing 2,698,987 Sub-Total: Estimated Fully Diluted Shares Outstanding upon Closing 335,175,309 Concurrent with Closing of the Merger, the Combined Company Anticipates Effecting a 1 for 15 Reverse Stock Split 1/15 Sub-Total: Estimated Total Shares Outstanding, Post-Split 18,895,421 Sub-Total: Estimated Fully Diluted Shares Outstanding, Post-Split 22,345,021 20

Thank You